UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-5805

JPMorgan Chase & Co.

(Exact name of registrant as specified in its charter)

383 Madison Avenue, New York, New York 10179, (212) 270-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants, each to purchase one share of Common Stock

(Title of each class of securities covered by this Form)

Common stock, par value of $1.00 per share

Depositary Shares, each representing a one-four hundredth interest in a share of

5.45% Non-Cumulative Preferred Stock, Series P

Depositary Shares, each representing a one-four hundredth interest in a share of

6.30% Non-Cumulative Preferred Stock, Series W

Depositary Shares, each representing a one-four hundredth interest in a share of

6.125% Non-Cumulative Preferred Stock, Series Y

Depositary Shares, each representing a one-four hundredth interest in a share of

6.10% Non-Cumulative Preferred Stock, Series AA

Depositary Shares, each representing a one-four hundredth interest in a share of

6.15% Non-Cumulative Preferred Stock, Series BB

Depositary Shares, each representing a one-four hundredth interest in a share of

5.75% Non-Cumulative Preferred Stock, Series DD

Depositary Shares, each representing a one-four hundredth interest in a share of

6.00% Non-Cumulative Preferred Stock, Series EE

Alerian MLP Index ETNs due May 24, 2024

Guarantee of Callable Step-Up Fixed Rate Notes due April 26, 2028 of JPMorgan Chase Financial Company LLC

Guarantee of Cushing 30 MLP Index ETNs due June 15, 2037 of JPMorgan Chase Financial Company LLC

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, JPMorgan Chase & Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 5, 2019	By:	/s/ Jordan A. Costa
Jordan A. Costa, Managing Director